Filed by Priority Income Fund, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Stira Alcentra Global Credit Fund
Commission File No. 333-213498

January 15, 2019

Update Regarding Proposed Merger of Stira Alcentra Global Credit Fund and Priority Income Fund

Dear Valued Partner:

We wanted to take the opportunity to update you on the recently announced [link to http://www.destracapital.com/about/updates/stira-alcentra-global-credit-fund-and-priority-income-fund-announce-agreement-merge] proposed merger of Stira Alcentra Global Credit Fund (“SAGC”) with and into Priority Income Fund, Inc. (“Priority”).

Complete details of the merger proposal are included in a joint proxy statement/prospectus that was filed with the SEC in late December. [link to https://www.sec.gov/Archives/edgar/data/1554625/000155462518000159/a20181227-priority497prosu.htm]

We have provided answers below to many of your anticipated questions about the merger, but if you have any additional questions, please feel free to contact Colt Munchoff, Associate Vice President, Stira Capital Markets Group at cmunchoff@stiracmg.com.

Q.     When is the shareholder vote expected to occur?

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Before the proxy materials can be sent to shareholders, the SEC has an opportunity to review and comment on the joint proxy statement/prospectus. SAGC and Priority must clear any comments from the SEC, and the SEC must declare the joint proxy statement/prospectus effective before materials are mailed to shareholders.

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Both SAGC and Priority are working diligently to conduct the vote and complete the merger by March 31. However, the recent government shutdown likely means the SEC’s review of the joint proxy statement/prospectus will be delayed.

Q.     Are Priority’s shareholders required to vote on the merger?

•	No.
Q.     What happens after the shareholder vote?

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If the SAGC shareholders approve the merger, Priority and SAGC will complete the merger process shortly after receiving the required SAGC shareholder vote. At the closing of the merger, SAGC shareholders will become Priority shareholders.

•	In the event that shareholders do not approve the merger, the SAGC Board will consider other alternative strategies for the fund, which may include a liquidation of the company.
Q.     Where can I find out more about Priority?

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Priority hosts periodic webinars to familiarize financial professionals with their investment objectives and strategies. You are invited to register for their January 31 [GoToMeeting link] or February 14 [GoToMeeting link] webinars that will be held at 12pm PT/3pm ET.

•	Additional details on Priority can also be fund at the Priority website. [link to http://www.destracapital.com/strategies/priority-income-fund]

Q.     Why did the SAGC Board select Priority to merge with?

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In the course of making the unanimous decision to approve and recommend the merger, the Board considered a number of factors that it believed supported its decision, including: Priority's strong investment track record, the economies of scale that the combined funds would have to cover operating expenses due to Priority's much larger size, Priority's proven fundraising ability, and the continuity between Priority's investments and SAGC’s focus on senior secured loans.

Q.    What will SAGC shareholders receive when the merger is completed?

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The proposed merger is a “NAV for NAV” transaction, pursuant to which SAGC shareholders will receive the number of shares of Priority common stock determined by applying an exchange ratio that compares the respective net asset values of SAGC and Priority shortly before closing. Neither fund’s shareholders will pay or receive a premium/discount to NAV.

Q.    How do the historic distribution rates compare between SAGC and Priority?

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SAGC’s historical gross distribution was approximately 7% - 7.75% (depending on investor share class, and as reduced by any applicable distribution and servicing fees). However, the SAGC Board has not approved the accrual of any monthly distributions beyond the distribution that was paid on December 3, 2018.

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Currently the annual distribution rate for Priority is approximately 10% comprised of an 8% base dividend paid monthly, and 2% bonus dividend paid quarterly. While not guaranteed, Priority expects to continue to declare and pay cash dividends and distributions on a quarterly basis, as it has done since its inception in February 2014.

•	Similar to SAGC, distributions by Priority generally are taxable to U.S. stockholders as ordinary income or capital gains.
Q.     Is Priority continuing to raise capital?

•	Yes, under the terms of its current registered offering, Priority will raise capital until November 2, 2019.
Q.    What is the liquidity timeframe for Priority?

•	Similar to SAGC, Priority’s offering documents detail that shareholders should not expect to access invested money until a liquidity event is completed, which may not occur until 2022, if at all.
Q.    Does Priority have a way for clients to redeem shares?

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Priority intends to continue to conduct quarterly tender offers pursuant to its share repurchase program of up to 20% of the weighted average number of Priority shares outstanding in the prior calendar year, or 5% in each quarter, further limited by the amount of available net cash received from Priority’s dividend reinvestment program.

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Unlike SAGC, Priority does not have an early withdrawal charge for tenders. If the merger is completed, SAGC shareholders will not be subject to any holding period before they could submit shares to be repurchased as part of an announced Priority tender offer.

Q.    Who is paying for the merger costs?

•	Pursuant to the Merger Agreement, Priority has agreed to reimburse SAGC for up to $500,000 in transaction expenses relating to the merger.

•	Each fund’s portion of joint or sole transaction expenses related to the merger will be reflected in the respective per-share NAV calculations of each fund.
Q.    Is the merger expected to be taxable for SAGC shareholders?

•	Yes, however SAGC anticipates that the merger will not result in taxable gain for most, if not all, shareholders.

•	Any gain or loss generally will be a capital gain or loss, and will be considered a long-term capital gain or loss for the shares that have been held for greater than one year.

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Investors should consult with their tax professionals to understand the impact of this transaction on their personal taxes, including the potential opportunity to offset portfolio losses against portfolio gains.

Additional Information and Where to Find It

In connection with the proposed merger of SAGC with and into Priority, Priority and SAGC have filed with the SEC a Registration Statement on Form N-14 that includes a prospectus and a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”) that will be mailed to shareholders of SAGC following effectiveness of the Registration Statement on Form N-14. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PRIORITY, SAGC, THE PROPOSED MERGER AND RELATED MATTERS.  Investors and security holders are able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC, free of charge, from the SEC’s website (www.sec.gov) and from SAGC’s website (www.stiraALLternatives.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by contacting SAGC at (877) 567-7264.

Participants in the Solicitation

SAGC and Priority and their respective trustees/directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SAGC shareholders in connection with the proposed merger is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.